                                   MANAGEMENT

Directors, Executive Officers and Other Key Employees

   The following table presents information with respect to our directors, executive officers and other key employees.

                Name            Age                   Position
      Timothy M. Yager          31  President, Chief Executive Officer and
                                     Director

      Linda K. Wokoun           45  Executive Vice President, Chief Operating
                                    Officer

      Stebbins B. Chandor, Jr.  40  Senior Vice President, Chief Financial
                                    Officer

      Anthony R. Muscato        52  Senior Vice President, Chief Technical
                                    Officer

      William W. King, Jr.      61  Vice President, Strategic Planning and
                                    Director

      Leroy R. Horsman          56  Vice President, Sales & Marketing

      Patricia M. Greteman      39  Controller

      Alan C. Anderson          62  Chairman of the Board of Directors

      Donald L. Bell            55  Director

      Michael S. Chae           32  Director

      Brian J. Gernant          42  Director

      Lawrence H. Guffey        32  Director

      Robert W. Schwartz        61  Director

      George Patrick Tays       48  Director

   Timothy M. Yager has been President, Chief Executive Officer and Manager of Illinois PCS, LLC since January 1999 and has been President, Chief Executive Officer and Director of iPCS, Inc. since its formation. From January 1995 to January 1999, he was the Senior Vice President of Geneseo Communications, Inc., an independent telephone company in Illinois. During this time, he founded and was also the Chief Operating Officer, General Manager and later the President of GenSoft Systems, Inc., a subsidiary of Geneseo Communications, Inc. that designs software to provide information and billing services to the telecommunications industry. Prior to January 1995, Mr. Yager was a Project Manager at Geneseo Telephone Company. He was elected to the Board of Directors of Cambridge Telcom in April 1997. Mr. Yager is the son-in-law of Mr. Anderson, our Chairman.

   Linda K. Wokoun has been Executive Vice President, Chief Operating Officer of iPCS, Inc. (and its predecessor) since March 2000. From April 1996 to January 2000, she served as Vice President--Wireless Operations for Ameritech Cellular, which prior to its merger with SBC, served over 3 million cellular and 1.5 million paging customers. Ms. Wokoun served as Ameritech Cellular's Vice President of Marketing from November 1994 to April 1996 and Vice President--General Manager Missouri (CyberTel, an Ameritech Company) from September 1992 to November 1994. Ms. Wokoun has held a variety of operations, marketing and business development roles in her 20 year telecommunications career.

   Stebbins B. Chandor, Jr. has been Senior Vice President, Chief Financial Officer of iPCS, Inc. (and its predecessor) since March 2000. From August 1995 to March 2000, he was Senior Vice President and Chief Financial Officer for Metro One Telecommunications, Inc., a publicly traded provider of enhanced directory assistance and information services to the wireless telecommunications industry. From June 1985 to August 1995, Mr. Chandor served in various corporate finance capacities with BA Securities, Inc., a wholly-owned subsidiary of BankAmerica Corporation, and affiliated or predecessor firms including Bank of America and Continental Bank N.A.

   Anthony R. Muscato, has been Senior Vice President, Chief Technology Officer of iPCS, Inc. (and its predecessor) since March 2000. From October 1999 until March 2000, he served as Vice President of Merger Integration for GTE Wireless. From February 1991 to March 1999, Mr. Muscato served in a variety of positions with Ameritech Cellular, most recently as Vice President of Business Transition for Ameritech Cellular. From October 1997 to March 1999, he served as Vice President of Network Planning, Engineering and Operations and from June 1996 to October 1997, he served as Vice President of Network Planning. From October 1992 to June 1996, Mr. Muscato served as Director of Engineering and Operations for the Illinois market and from February 1991 to October 1992, he served as Director of Engineering. Prior to this Mr. Muscato served in a number of positions in network operations, business marketing, corporate strategy, residence installation and maintenance and information technology at Ameritech and its predecessor company, Illinois Bell Telephone Company.

   William W. King, Jr. has been Vice President, Strategic Planning of Illinois PCS, LLC since February 1999, and has been Vice President, Strategic Planning and Director of iPCS, Inc. since its formation. From July 1994 to February 1999, he served as the Director of Wireless Services for Cathey, Hutton & Associates, a telecommunications consultant to independent telephone and wireless companies and other entrepreneurial clients. From July 1990 to March 1994, Mr. King was the President and Chief Operating Officer of Cellular Communications of Puerto Rico. Prior to this, since July 1962, Mr. King has held various leadership positions for AT&T where he rose to the level of Area Vice President and Chief Operating Officer of AT&T of Puerto Rico/Virgin Islands.

   Leroy R. Horsman has been Vice President, Sales & Marketing of iPCS, Inc. (and its predecessor) since April 2000. Mr. Horsman has more than twenty-five years of experience in the commercial radio and wireless industries. From August 1998 to April 2000, Mr. Horsman was Vice President of Sales for Emerald Bay Systems, Inc. which was acquired by Decide.com. From May 1995 to August 1998, Mr. Horsman served as Regional Sales Manager for Andrew Corporation. From 1993 to 1995, Mr. Horsman developed a consulting practice and was involved in the early stages of application development, new product development, and network implementation projects for SMR networks, location systems, and other non-voice wireless applications. From 1988 to 1993, Mr. Horsman held a position with Cellular Data, Inc., in Palo Alto, California, a start-up wireless packet data technology company. From 1986 to 1988, Mr. Horsman served as the Director of Sales and Marketing for Southwestern Bell Mobile Systems in Dallas/Fort Worth, Texas. In 1981, Mr. Horsman joined NEC where he was instrumental in the deployment of early digital paging systems and cellular phones. From 1973 to 1981, Mr. Horsman worked at Motorola C&E in Dallas, Texas.

   Patricia M. Greteman has been the Controller of Illinois PCS, LLC since May 1999 and has held the same position with iPCS, Inc. since its formation. From May 1993 to April 1999, she served as the Controller of ACC of Kentucky, LLC, a cellular carrier covering a territory with over 1 million total residents. From November 1991 to April 1992, Ms. Greteman served as the Controller of Arch Mineral Corporation's Catenary Coal Company. From August 1989 to October 1991, she served as the Assistant Controller of Arch of Kentucky.

   Alan C. Anderson has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as Chairman of the Board of Directors of iPCS, Inc. since its formation March 2000. Mr. Anderson is President and CEO of Geneseo Communications, Inc., a telecommunications holding company, and has served in that position since November 1994. From 1981 through 1994, Mr. Anderson held various positions, including General Manager, with Geneseo Telephone Company. He has served as General Manager of Cambridge Telcom, Inc., a telecommunications holding company, since 1987 and from 1985 to 1987 Mr. Anderson served as Assistant General Manager of Cambridge Telephone Company. Since April 1996, Mr. Anderson has served as Vice President, General Manager, Secretary and Treasurer of Henry County Communications, Inc., and from July 1981 until April 1996 he was Vice President and General Manager of Henry County Telephone Company. In addition, Mr. Anderson serves on the Illinois Telephone Association Board of Directors; he served as President of the Board of Directors in 1990 and 1991. He has served on the Board of Directors of Central Trust and Savings Bank since 1992 and currently serves on the Board of Directors of Central Bank Corporation, Celebrate Communications, LLC and GenSoft Systems, Inc. Prior to July 1981, Mr. Anderson served as an officer of the U.S. Air Force. Mr. Anderson is the father-in-law of Mr. Yager, our President, Chief Executive Officer and a Director.

   Donald L. Bell has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. He also serves as Vice President and CEO of Cass Communications Management, Inc, a telecommunications company, since January 1994. Mr. Bell has served in various positions for Cass Communications for the past 30 years, including Plant Manager, Operational Manager, Vice President of Cass Telephone Company and President of Cass Long Distance Company. He served on the Board of Directors of Illinois 4 Limited Partnership, a telecommunications company, from 1986 to 1993. In addition, Mr. Bell has served as President of Illinois Independent Telephone Association since May 1994. Mr. Bell has served as a member of the Board of Directors of the Illinois Telecommunications Association since June 1991 and he is also a Director of Cass Telephone Company, Cass Communications Management and Cass Long Distance Company.

   Michael S. Chae has served as a Director of iPCS, Inc. since August 2000. Mr. Chae also serves as a Principal of the Blackstone Group in its Principal Investment Group. Since joining Blackstone in 1997, Mr. Chae has worked on many of Blackstone's principal investments, including Centennial Communications, PaeTec Communications, U.O.L., and American Axle & Manufacturing. Prior to joining Blackstone, Mr. Chae worked as an Associate at the Carlyle Group, L.P., a Washington, D.C. based private equity investment firm from 1993 to 1994, and prior to that was an Analyst at Dillon, Read & Co. from 1991 to 1993.

   Brian J. Gernant has served as a Director of iPCS, Inc. since March 2000. Mr. Gernant also serves as Director of Geneseo Communications, Inc., a telecommunications holding company, and has served in that position since July 1998. Mr. Gernant is the Branch Manager, Vice President-Investments of the Geneseo, Illinois office of A.G. Edwards & Sons Inc. Since March, 1995,
Mr. Gernant has been employed by A.G. Edwards and has been a Branch Manager since January 1997. A.G. Edwards & Sons, Inc. has not performed any due diligence, expresses no opinion and makes no recommendations regarding participation in this exchange offer.

   Lawrence H. Guffey has served as a Director of iPCS, Inc. since August 2000. Mr. Guffey also serves as a Senior Managing Director of the Blackstone Group in its Principal Investment Group with responsibility for the day-to-day management of the investment activities of Blackstone Communications Partners I L.P. Since joining Blackstone in 1991, Mr. Guffey has worked on virtually all of Blackstone's communications-related principal investments, including Bresnan Communications, Centennial Communications, CommNet Cellular, Enterprise Software, Iusacell, LiveWire, PaeTec Communications, TW Fanch-one and -two, U.O.L., and USRadio. Mr. Guffey also has experience in the firm's real estate investing area, working on the Westridge Court and Savers Savings investments. His advisory experience includes PaineWebber's acquisition of Kidder Peabody, the sale of certain assets of Digital Equipment Corporation and several other transactions in the communications, media, and technology sectors. Mr. Guffey currently serves as a Director of Centennial Communications, FiberNet, L.L.C., and Enterprise Software, Inc., a LiveWire media company. Prior to joining Blackstone in 1991, Mr. Guffey was a financial analyst with Trammell Crow Ventures, a real estate principal investing firm.

   Robert W. Schwartz has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. Mr. Schwartz has served as President and Manager of Madison Telephone Company, a telecommunications company, since August 1985. Mr. Schwartz has served on the Board of Directors of Madison Telephone Company since 1984. Since March 1997, he has served as President and Manager of Madison Communications Company, a telecommunications company which he founded in 1997. Mr. Schwartz is also the founder and President of Schwartz Ventures, Inc., a position he has held since 1964. He has served on the Board of Directors of Madison Communications Company since March 1994. Mr. Schwartz also has served as a member of the Board of Directors and as President and Manager of Madison Network Systems, since August 1995. Mr. Schwartz serves on the Board of Directors of the Illinois Telephone Association where he is the current Chairman, and of the Illinois Independent Telephone Association, and he has served on the Board of Directors of Clover Leaf Bank since 1965. Mr. Schwartz is the General Manager of Technology Group, L.L.C., which was formed in December 1999.

   George Patrick Tays has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. Mr. Tays has served as General Manager of Montrose Mutual Telephone Company and Montrose Mutual PCS, Inc., a telecommunications company, since September 1992. Prior to this and since November 1989 he has served as Assistant Secretary and Assistant Treasurer of the Board of Directors of Montrose Mutual Telephone Company. He served in the paging and cellular department of Illinois Consolidated Telephone Company, a telecommunications company, from June 1987 to September 1992.

Board of Directors

   The board of directors is currently fixed at nine members. Pursuant to the provisions of the certificate of designations for the convertible preferred stock, the holders of the convertible preferred stock have the right to elect two individuals. See "Description of Capital Stock--Convertible Preferred Stock." If our outstanding convertible preferred stock is converted into common stock, Blackstone, instead of the holders of the convertible preferred stock, will be entitled to designate the two individuals for election to the board of directors as long as Blackstone beneficially owns 8% or more of our outstanding common stock and one individual as long as Blackstone owns less than 8% but more than 4% of our outstanding common stock. See "Certain Relationships and Related Transactions--Stockholders Agreement." The board of directors is divided into three classes. Brian J. Gernant, Robert W. Schwartz and George Patrick Tays constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2001. Alan C. Anderson, William W. King, Jr., and Michael S. Chae constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2002.
Donald L. Bell, Timothy M. Yager and Lawrence H. Guffey constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2003. After their initial term, directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified and will be compensated at the discretion of the board of directors.

   The audit committee consists of Messrs. Gernant, Schwartz and Tays. The compensation committee consists of Messrs. Bell and Gernant.

   The audit committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors.

   The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering our incentive stock plan.

Compensation Committee Interlocks and Insider Participation

   We did not have a compensation committee during the year ended December 31, 1999. Representatives of the owners of Illinois PCS, LLC made all compensation decisions. Other than Mr. Yager, who is a Director, and Mr. Anderson who is a director and the General Manager of Cambridge Telcom, Inc., none of our executive officers served as a director or member of the compensation committee or other board committee performing equivalent functions of another corporation whose executive officers served as a representative of an owner.

Limitation on Liability and Indemnification

   Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and agents and other agents to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless or whether the certificate of incorporation would permit indemnification.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation


   The following table sets forth a summary of the annual, long-term and all other compensation for our Chief Executive Officer and for our four most highly compensated executive officers, other than our Chief Executive Officer during fiscal 2000, for the years indicated. These five persons are referred to collectively as the "Named Executive Officers".

                           Summary Compensation Table

                                                                          Long-Term
                                             Annual Compensation         Compensation
                                      ---------------------------------- ------------
                            Fiscal                                        Securities   All Other
   Name and Principal     Year Ended                      Other Annual    Underlying  Compensation
        Position         December 31, Salary($) Bonus($) Compensation($)  Options(#)     ($)(1)
------------------------ ------------ --------- -------- --------------- ------------ ------------
Timothy M. Yager........     2000     $226,539  $400,000    $ 60,360(2)    500,000     $3,557,433
 President and Chief         1999      100,295    24,000         --            --             909(3)
 Executive Officer
Linda K. Wokoun.........     2000     $150,000  $    --     $  3,592(4)    300,000            $75
 Executive Vice
  President
 and Chief Operating
 Officer
Stebbins B. Chandor,
 Jr.....................     2000     $133,269  $    --     $  2,819(4)    250,000        $79,106
 Senior Vice President
  and
 Chief Financial Officer
Anthony R. Muscato......     2000     $131,250  $    --     $  2,903(4)     75,000           $115
 Senior Vice President
 and Chief Technical
 Officer
William W. King, Jr. ...     2000     $150,000  $    --     $    --        150,000           $396
 Vice President,             1999       89,105    18,333         --            --             644(5)
 Strategic Planning

---------------------
(1) During fiscal 2000, consists of $3,524,752 related to the 1.5% membership interest in our predecessor Illinois PCS, LLC granted to Mr. Yager, relocation expenses of $22,454 for Mr. Yager, tax planning expenses of $6,185 for Mr. Yager, relocation expenses of $79,056 for Mr. Chandor, the taxable portion of life insurance coverage for Mr. Yager, Ms. Wokoun and Messrs. Chandor, Muscato and King of $4,042, $75, $50, $115 and $396, respectively.
(2) Consists of country club expenses of $56,020, the imputed value of Mr. Yager's personal use of a company automobile for 7 months and a monthly car allowance for 5 months.
(3) Consists of the taxable portion of life insurance coverage and the imputed value of Mr. Yager's personal use of a company automobile.
(4) Consists of a monthly car allowance.
(5) Consists of the taxable portion of life insurance coverage.

Option Grants in Last Fiscal Year


   The following table sets forth information concerning options granted during fiscal 2000 to the Named Executive Officers.





                                               Individual Grants
                              ----------------------------------------------------
                                            % of                            Potential
                                            Total                           Realizable
                                           Options                           Value at     Potential Realizable Value at
                              Number of   Granted                            Assumed      Assumed Annual Rates of Stock
                              Securities     to       Exercise               Initial      Price Appreciation for Option
                              Underlying  Employees   or Base                 Public               Term(2)
                                Options   in Fiscal     Price   Expiration   Offering     -----------------------------
          Name                Granted(#)    Year      ($/Share)    Date      Price(1)       5%($)          10%($)
------------------------      ----------  ---------   --------  ----------  ----------    ----------        -----------
Timothy M. Yager...........    500,000      31.5%      $5.50     07/12/10   $2,650,000    $6,046,031        $11,512,025
Linda K. Wokoun............    300,000      18.9        5.50     07/12/10    1,590,000     3,627,619          6,907,215
Stebbins B. Chandor, Jr....    250,000      15.7        5.50     07/12/10    1,325,000     3,023,015          5,756,013
Anthony R. Muscato.........     75,000       4.7        5.50     07/12/10      397,500       906,905          1,726,804
William W. King, Jr........    150,000       9.4        5.50     07/12/10      795,000     1,813,809          3,453,608

---------------------
(1) Calculated based upon 90% of $12.00 per share, the midpoint of the range of the expected offering prices as of July 12, 2000, the date of grant, of a planned initial public offering.
(2) The potential realizable value of a grant is the product of: (a) the difference between (i) the product of the per-share market price at the time of the grant (the assumed initial public offering price) and the sum of 1 plus the stock appreciation rate compounded annually over the term of the option (here, 5% and 10%) and (ii) the per-share exercise price of the option and (b) the number of securities underlying the grant at fiscal year-end.

Aggregated Fiscal Year-End Option Values

   The following table provides summary information regarding options held by our Named Executive Officers as of December 31, 2000. There was no public market for our common stock as of December 31, 2000 and no shares of common stock have been sold. No options are considered to be in-the-money because the exercise price exceeded the estimated fair value of our common stock as of December 31, 2000.

                                                      Number of Securities     Value of Unexercised In-
                                          Value      Underlying Unexercised      The-Money Options at
                         Shares Acquired Realized  Options at Fiscal Year End     Fiscal Year End($)
          Name           on Exercise(#)    ($)    Exercisable/Unexercisable(1) Exercisable/Unexercisable
------------------------ --------------- -------- ---------------------------- -------------------------
Timothy M. Yager........       --          --           250,000/500,000                  $0/$0
Linda K. Wokoun.........       --          --            56,250/300,000                   0/ 0
Stebbins B. Chandor,
 Jr.....................       --          --            46,875/250,000                   0/ 0
Anthony R. Muscato......       --          --            14,063/ 75,000                   0/ 0
William W. King, Jr.....       --          --            65,625/150,000                   0/ 0

---------------------
(1) Options vest 6.25% per quarter from the date of hire.

Compensation of Directors

   During 1999, we did not compensate the representatives of our owners who functioned in a manner comparable to a board of directors. Non-employee directors will be paid $1,000 and reimbursed for their expenses for attendance at board meetings and paid $500 for telephonic board meetings. Each non-employee director as of July 12, 2000 has been granted stock options to purchase 15,000 shares of our common stock at $5.50 per share, the price at which we sold our convertible preferred stock. Discretionary grants of stock options may be made to non-employee directors under the 2000 Long Term Incentive Stock Plan from time to time, subject to the approval of the full board.

Employment Agreements

   We have entered into a three year employment agreement with Timothy M. Yager, our President and Chief Executive Officer on substantially the terms set forth below. The term will be automatically renewed for successive one year periods absent 90 days advance notice from one party to the other. Mr. Yager's employment agreement provides for an initial minimum annual base salary of $225,000. Under the employment agreement, Mr. Yager is also entitled to performance based and other bonuses, benefits, such as retirement, health and other fringe benefits, which are provided to other executive employees, reimbursement of business expenses and limited reimbursement of legal and financial planning expenses. Mr. Yager is also entitled to a car allowance, reimbursement for certain relocation expenses, payment of limited country club dues and assessments and a company-paid term life insurance policy. We have granted Mr. Yager a total of 500,000 stock options under our 2000 Long Term Incentive Stock Plan at an exercise price of $5.50 per share, the price per share at which the convertible preferred stock was sold. The details regarding these options are discussed in the next section. Based upon the expected offering price of a planned initial public offering, we will recognize compensation expense of approximately $2,650,000 over the vesting period of the options.

   Under the employment agreement, Mr. Yager's employment may be terminated by him or us at any time and for any reason. If his employment is terminated for any reason, he will be entitled to payment of his accrued but unpaid salary, vacation pay, unreimbursed business expenses and other items earned and owed to him by us. If his employment is terminated as a result of death or disability, he, or in the event of his death, his estate will be paid his salary through the first anniversary of the date his death or termination for disability occurs, and he will receive a lump sum payment of his target incentive bonus. If Mr. Yager's employment is terminated by us for reasons other than for cause, or if he terminates his employment following a material breach by us of the employment agreement which is not cured within 30 days or within 60 days after we relocate our business outside of the Chicago metropolitan area, he will be entitled to continuing payments of his salary through the first anniversary of his termination, continuation of health benefits for him and his dependents for the same period, a lump sum payment of his target incentive bonus and continued vesting of his stock options during the severance period. All severance payments pursuant to the employment agreement terminate in the event Mr. Yager violates the confidentiality, noncompetition or nonsolicitation provisions of the employment agreement.

   The employment agreement contains special provisions that apply in the event of a change in control of the company. The agreement provides that if, during the one year period following a change in control, Mr. Yager's employment is terminated by us for reasons other than for cause or if he terminates for good reason, he will be entitled to a lump sum payment equal to two years of his salary, a lump sum payment of his target incentive bonus, which will be set annually by the compensation committee, continuation of his and his dependents health benefits at the employee rate for a period of two years following his termination and immediate vesting of his unvested stock options. In the event that, in connection with a change in control, any payments or benefits to which Mr. Yager is entitled from us constitute excess golden parachute payments under applicable IRS rules, he will receive a payment from us in an amount which is sufficient to pay the parachute excise tax that he will have to pay on those parachute payments. In addition, we will pay him an amount sufficient for him to pay the income tax and related employment taxes that he will have to pay related to our reimbursement to him of the parachute excise tax. For purposes of the employment agreement, the term "change in control" has the same meaning as for the 2000 Long Term Incentive Stock Plan, discussed below.

   If Mr. Yager's employment terminates for any reason other than those discussed above, he is not entitled to any severance benefits under the employment agreement.

   Pursuant to the employment agreement, Mr. Yager has agreed to keep all of our confidential information secret and he has agreed that, while he is employed by us and for a period of 12 months after his termination of employment, he will not compete with us in the wireless telecommunications business in any of the basic trading areas in which we have been granted the right to carry on the wireless telecommunications business, he will not solicit our customers for a competitive business and he will not solicit our employees.

   We have entered into an employment agreement with Linda K. Wokoun, our Executive Vice President, Chief Operating Officer, which agreement is substantially the same as Mr. Yager's agreement except for the compensation package (including options and bonus opportunities), job duties and the duration (12 months) of post-termination health benefits in the event of a covered termination. Ms. Wokoun's annual base salary is $200,000 and we have granted her a total of 300,000 stock options which have an exercise price of $5.50 per share.

   We have entered into an employment agreement with Stebbins B. Chandor, Jr., our Senior Vice President, Chief Financial Officer, which agreement is substantially the same as Ms. Wokoun's agreement except for the compensation package (including options and bonus opportunities) and job duties. Mr. Chandor's annual base salary is $175,000 and we have granted him a total of 250,000 stock options which have an exercise price of $5.50 per share.

   We have entered into an employment agreement with William W. King, Jr., our Vice President, Strategic Planning and Director, which agreement is substantially the same as Ms. Wokoun's agreement except for the compensation package (including options and bonus opportunities) and job duties. Mr. King's annual base salary is $150,000 and we have granted him a total of 150,000 stock options which have an exercise price of $5.50 per share.

   We have also entered into employment agreements with Messrs. Muscato and Horsman and Ms. Greteman. These agreements are substantially the same as the agreements with Ms. Wokoun except for the compensation package (including options and bonus opportunities) and job duties. In addition, Ms. Greteman's agreement provides for the payment of severance benefits in the event that Ms. Greteman terminates employment because her job duties are required to be performed more than 50 miles from Geneseo, Illinois. We have granted an aggregate of 1,558,750 stock options which have an exercise price of $5.50 per share under these agreements. Based upon the expected offering price of a planned initial public offering, we will recognize total aggregate compensation expense of approximately $8,260,000 over the vesting period of the options.

2000 Long Term Incentive Stock Plan

   As of July 11, 2000, the board of directors adopted and the stockholders have approved, the amended and restated 2000 Long Term Incentive Stock Plan, or the 2000 Plan. Under the 2000 Plan, we may grant stock options, stock appreciation rights, shares of common stock and performance units to our employees, consultants and directors. The total number of shares of our common stock that we may award under the 2000 Plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of our shares then outstanding, up to a maximum of 8,000,000 shares. The number of shares and the price at which shares of stock may be purchased under the 2000 Plan may be adjusted under certain circumstances, such as in the event of a corporate restructuring. The maximum number of shares of common stock that any individual participant may receive each year under the 2000 Plan is 650,000, and there is no limit on cash payouts for grants or awards under this plan each year to any of our key executive officers.

   Our compensation committee administers our 2000 Plan. The 2000 Plan essentially gives the compensation committee sole discretion and authority to select those employees to whom awards will be made, to designate the number of shares covered by each award, to establish vesting schedules and terms of each award, to specify all other terms of awards, and to interpret the 2000 Plan.

   Options awarded under the 2000 Plan may be either incentive stock options or nonqualified stock options; provided that incentive stock options may only be awarded to our employees. The compensation committee has determined that options awarded pursuant to the terms of the employment agreements entered into in connection with the reorganization shall be incentive stock options to the extent possible. Incentive stock options are intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Nonqualified stock options are not intended to satisfy Section 422 of the Internal Revenue Code. Stock appreciation rights may be granted in connection with options, or may be granted as free-standing awards. Exercise of an option will result in the corresponding surrender of the attached stock appreciation right. At a minimum, the exercise price of an option or stock appreciation right must be at least equal to the greater of:

  . the fair market value of a share of common stock on the date on which the option or stock appreciation right is granted and

  . the par value of a share of common stock on that date.

Options and stock appreciation rights will be exercisable in accordance with the terms set by the compensation committee when granted and will expire on the date determined by the compensation committee. All options and stock appreciation rights must expire no later than ten years after they are granted under our plan. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options.

   Under our 2000 Plan, our compensation committee may grant common stock to participants. During the period that a stock award is subject to restrictions or limitations, the participants may receive dividend rights relating to the shares.

   The compensation committee may award participants performance units which entitle the participant to receive value for the units at the end of a performance period to the extent provided under the award. Our compensation committee establishes the number of units and the performance measures and periods when it makes an award.

   All awards under the 2000 Plan will accelerate and become fully vested if a change of control of our company occurs.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information regarding the beneficial ownership of common stock as of December 31, 2000 with respect to:
  . each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;
  . each of the directors;
  . the chief executive officer; and
  . all executive officers and directors as a group.

                                                    Number of
                                               Shares Beneficially Percentage of
             Name and Address (1)                   Owned (2)        Ownership
Geneseo Communications, Inc...................     15,468,809          22.8%
111 E. 1st Street
Geneseo, Illinois 61254

Cambridge Telcom, Inc.........................     13,258,979          19.5
111 E. 1st Street
Geneseo, Illinois 61254

The Blackstone Group..........................     18,472,727          27.2
345 Park Avenue
New York, New York 10154 (3)

Trust Company of the West.....................      4,618,182           6.8
11100 Santa Monica Boulevard, Suite 2000
Los Angeles, California 90025 (4)

Cass Communications Management, Inc...........      4,419,660           6.5
100 Redbud Road
Virginia, Illinois 62691

Technology Group, LLC.........................      4,419,660           6.5
118 E. State Street
Hamel, Illinois 62046

Montrose Mutual PCS, Inc......................      4,419,660           6.5
102 N. Main Street
Dieterich, Illinois 62424

Respond Communications, Inc. .................      4,419,660           6.5
102 N. Main Street
Dieterich, Illinois 62424 (5)

Timothy M. Yager (6)..........................        923,045           1.4

William W. King, Jr. (7)......................         75,000             *

Alan C. Anderson (8)..........................     28,729,664          42.3

Donald L. Bell (9)............................      4,421,535           6.5

Michael S. Chae (10)..........................     18,472,727          27.2

Brian J. Gernant (11).........................          1,875             *

Gerald S. Gill II (12)........................      4,419,660           6.5

Lawrence H. Guffey (10).......................     18,472,727          27.2

Robert W. Schwartz (13).......................      4,421,535           6.5

George Patrick Tays (14)......................      4,421,535           6.5

All executive officers and directors
as a group (12 persons) (15)..................     61,584,103          90.0

---------------------
  *Less than one percent.

(1) Except as otherwise indicated below, the address for each executive officer and director is 1900 East Golf Road, Suite 900, Schaumburg, Illinois 60173.
(2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.
(3) Of the 18,472,727 shares, 8,543,636 are held by Blackstone Communications Partners I L.P. ("BCOM"), 7,348,936 are held by Blackstone iPCS Capital Partners L.P. ("BICP") and 2,580,155 are held by Blackstone/iPCS L.L.C. ("BLLC"). Blackstone Communications Management Associates I L.L.C. is the general partner of BCOM. Blackstone Media Management Associates III L.L.C. is the general partner of BICP. Blackstone Media Management Associates III L.L.C. is the manager of BLLC. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone, and as such may also be deemed to share beneficial ownership of the shares held by each of these entities.
(4) Consists of shares held by the following affiliates of Trust Company of the
    West: TCW/Crescent Mezzanine Partners II, L.P., TCW Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P., TCW Shared Opportunity Fund II, L.P., Shared Opportunity Fund IIB, L.L.C. and TCW Shared Opportunity Fund III, L.P.
(5) Consists of shares beneficially owned by Montrose Mutual PCS, Inc. Respond Communications is a beneficial owner of these shares based on its 100% ownership of Montrose Mutual PCS, Inc.
(6) Consists of 673,045 shares held individually by Mr. Yager and 250,000 shares issuable pursuant to options exercisable within 60 days.
(7) Consists of shares issuable pursuant to options exercisable within 60 days.
(8) Consists of 28,727,788 shares beneficially owned by Geneseo Communications, Inc. and Cambridge Telcom, Inc. and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Anderson is the President and CEO of Geneseo Communications, Inc. and is the General Manager of Cambridge Telcom, Inc., and is the beneficial owner of the shares owned by each of these entities. Mr. Anderson disclaims beneficial ownership of these shares. Mr. Anderson's address is the same as the address for Geneseo Communications, Inc.
(9) Consists of 4,419,660 shares beneficially owned by Cass Communications Management, Inc. and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Bell is the Vice President and CEO of Cass Communications Management, Inc., and is the beneficial owner of the shares owned by Cass Communications Management, Inc. Mr. Bell disclaims beneficial ownership of these shares. Mr. Bell's address is the same as the address for Cass Communications Management, Inc.
(10) Mr. Chae and Mr. Guffey do not own any shares of record. BCOM, BICP and BLLC, affiliates of Mr. Chae and Mr. Guffey, own all of the shares held by Blackstone. Mr. Chae and Mr. Guffey disclaim beneficial ownership of such shares.
(11) Consists of shares issuable pursuant to options within 60 days.
(12) Consists of shares beneficially owned by Cass Communications Management, Inc. Mr. Gill is the beneficial owner of a majority of the outstanding shares of Cass Communications Management, Inc. Mr. Gill disclaims beneficial ownership of certain shares owned by Cass Communications Management, Inc. attributable to the shares of Cass Communications Management, Inc. which are held in trusts for the benefit of members of Mr. Gill's family. The address for Mr. Gill is the same as the address for Cass Communications Management, Inc.
(13) Consists of 4,419,660 shares beneficially owned by Technology Group, LLC and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Schwartz is a beneficial owner of the shares owned by Technology Group, LLC by virtue of his position as Trustee of a family trust that owns substantially all of the membership interests in Technology Group, LLC. Mr. Schwartz disclaims beneficial ownership of these shares. Mr. Schwartz's address is the same as the address for Technology Group, LLC.
(14) Consists of 4,419,660 shares beneficially owned by Montrose Mutual PCS, Inc. and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Tays is the General Manager of Montrose Mutual PCS, Inc., and is the beneficial owner of the shares owned by Montrose Mutual PCS, Inc. Mr. Tays disclaims beneficial ownership of these shares. Mr. Tays' address is the same as the address for Montrose Mutual PCS, Inc.
(15) Consists of 451,563 shares issuable pursuant to options exercisable within 60 days and 61,132,540 shares beneficially owned by all executive officers and directors as a group.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation of Illinois PCS, LLC

   Geneseo Communications, Inc., Cambridge Telcom, Inc., Cass Communications Management, Inc., Schwartz Ventures, Inc. (which transferred its ownership to its affiliate Technology Group, LLC), Montrose Mutual PCS, Inc., and Gridley Enterprises, Inc. formed Illinois PCS, LLC in January 1999. Those investors received membership interests in exchange for their capital contributions. As of February 29, 2000 the members agreed to admit Timothy M. Yager, our President and Chief Executive Officer, as a new member owning a 1.5% interest, and to reduce their membership interests in aggregate by 1.5%. Mr. Yager agreed to cancel his management agreement with Illinois PCS, LLC in exchange for his 1.5% membership interest and certain other consideration. For the nine-months ended September 30, 2000, we have recorded compensation expense in the amount of approximately $8.5 million resulting from the issuance of this membership interest to Mr. Yager. For further information on the compensation expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

   The members have contributed all unfunded equity commitments. The obligations of the members of Illinois PCS, LLC to contribute capital and the other provisions contained in the formation documents of Illinois PCS, LLC have been eliminated as of July 12, 2000 when we consummated the reorganization from a limited liability company to a holding company structure.

Issuance of Convertible Participating Preferred Stock

   An investor group led by Blackstone has purchased $120.0 million of our convertible preferred stock. On July 12, 2000 we issued 9,090,909 shares of our Series A-1 Convertible Participating Preferred Stock at a purchase price of $5.50 per share and on December 28, 2000 we issued 14,000,000 shares of our Series A-2 Convertible Participating Preferred Stock at a purchase price of $5.00 per share to the investor group. The issuance of our Series A-1 Preferred Stock and Series A-2 Preferred Stock has yielded gross proceeds to us of $50.0 million and $70.0 million, respectively. For more information relating to the terms of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, see "Description of Capital Stock."

 Investment Agreement

   In the preferred stock investment agreement between us and the investor group, we agreed to refrain from taking certain actions with respect to our business, our capital stock and other aspects of our operations without the prior approval of Blackstone. These actions include:

  . the declaration or payment of dividends or distributions;

  . the issuance of notes or debt securities containing equity features prior to December 31, 2000, or the issuance of any equity securities which would be senior to, or on parity with, the preferred stock;

  . the making of investments in third parties;

  . the incurrence of any additional indebtedness in excess of $10.0 million;
    or

  . the issuance or sale of any shares of our or our subsidiaries' capital stock prior to December 31, 2000, other than in a public offering of our common stock, pursuant to an employee benefit plan or in connection with a merger or acquisition.

   The approval rights of Blackstone and most of their other rights relating to their ownership of our capital stock will terminate upon the earlier to occur of:

  . the closing of an underwritten public offering of our common stock in which we receive aggregate gross proceeds of at least $50.0 million and in which the per share price in the offering is at least two times the weighted average of the issuance price of all shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock (the weighted average is initially $5.20 per share), subject to adjustment; and

  . our consummation of a transaction that results in a change of control.

 Stockholders Agreement

   At the date of the purchase and sale of our Series A-1 Preferred Stock, we entered into a stockholders agreement with the investor group, Geneseo Communications, Inc. and Cambridge Telcom, Inc. which provides:

  . limitations on the transfer of any of our securities by each of Geneseo and Cambridge for a period of six months after the expiration of any lock-up period required by our underwriter in an initial public offering;

  . tag-along rights in favor of the investor group allowing it to participate in sales of our capital stock by Geneseo or Cambridge;

  . until an initial public offering or a change of control transaction, drag-along rights in favor of Geneseo and Cambridge requiring the investor group to sell all of our capital stock owned by it;

  . the right of Blackstone to designate up to two members of our Board of Directors;

  . preemptive rights granting the investor group the right to subscribe for and purchase upon the same terms and conditions, a portion of any equity securities we issue prior to an initial public offering of our common stock that yields gross proceeds to us of at least $30.0 million;

  . the right of the investor group to request that we use our best efforts to complete an initial public offering of our common stock if we have not done so prior to July 12, 2002;

  . the right of the investor group to approve any merger, consolidation, sale of assets or other business combination transaction or issuance of securities that would:
     . have adverse tax consequences to the holders of the Series A-1
       Preferred Stock or Series A-2 Preferred Stock; or
     . involve consideration other than cash or shares of common stock of the acquiring company, or involve cash and/or shares of common stock of the acquiring company that values Blackstone's investment in us at less than the greater of $11.00 per share of common stock owned by it, subject to dilution adjustment, and an internal rate of return on its investment of an annual rate of 35%; and

  . if we have not completed one or more public offerings of our common stock resulting in gross proceeds of $50.0 million or consummated a business combination transaction with a publicly traded company with a market capitalization in excess of $200 million and a public float valued in excess of $50.0 million prior to July 12, 2005, the investor group has the right to request that we either repurchase its capital stock at fair market value or, if we fail to repurchase their capital stock, force a sale of our company.

 Registration Rights Agreement

   We have granted to the holders of our Series A-1 Preferred Stock and our Series A-2 Preferred Stock, the following registration rights, exercisable at any time after an initial public offering of our common stock:

  . demand registration rights that entitle Blackstone to require us to register, under the Securities Act, on up to three occasions and at our expense, the resale of the investor group's shares of common stock; and

  . piggyback registration rights that entitle the investor group to require us to include their shares of common stock in a registration of any of our equity securities, other than pursuant to the registration of the warrants comprising part of the units or the warrants issued to Sprint PCS.

   These registration rights extend to all of the common stock that the investor group may acquire upon the conversion of their Series A-1 Preferred Stock and their Series A-2 Preferred Stock. These registration rights are subject to the underwriters' right to limit the number of shares included in any underwritten offering.